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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING


Commission File Number: 000-29927

(Check One):

[_]  Form 10-K and Form 10-KSB  [X]  Form 10-Q and Form 10-QSB
[_]  Form 20-F                  [_]  Form 11-K                   [_]  Form N-SAR

For Period Ended: June 30, 2004

[_]  Transition Report on Form 10-K          [_]  Transition Report on Form 20-F
[_]  Transition Report on Form 11-K          [_]  Transition Report on Form 10-Q
[_]  Transition Report on Form N-SAR


For the Transition Period Ended:
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:



PART I - REGISTRANT INFORMATION


                                ImproveNet, Inc.
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                             Full Name of Registrant


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                            Former Name if Applicable


                         10799 N. 90th Street, Suite 200
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            Address of Principal Executive Office (Street and Number)


                            Scottsdale, Arizona 85260
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                            City, State and Zip Code



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PART II - RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]   (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]   (b) The subject annual report, semi-annual report, transition report on
          Form 10-K, Form10-KSB, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[X] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K and Form 10-KSB, 11-K, 20-F, 10-Q and Form 10-QSB, N-SAR, or other transition report or portion thereof, could not be filed within the prescribed period.

ImproveNet, Inc. (the "Company") will not be able to complete the electronic filing of its Quarterly Report on Form 10-QSB for the quarter ended June 30, 2004 (the "Form 10-QSB") by the prescribed filing date of 5:30 p.m. EST on August 16, 2004 without unreasonable effort or expense as a result of the following:

The five calendar day extension for the Company to file its Quarterly Report on Form 10-QSB is necessary to ensure that its consolidated financial statements to be included in such Report fairly and accurately represent the Company's financial condition and results of operations. During the current quarter, the Registrant discontinued their relationship with a third party that handled their call center and began performing the service in house. Due to this change the Registrant is performing additional analysis with regard to the recognition of revenues and sales credits. Registrant is in the process of completing the aforementioned analysis, its consolidated financial statements, and its Form 10-QSB for the six months ended June 30, 2004. Therefore the Company's independent public accountants, Semple & Cooper LLP, will be unable to complete the quarterly review with respect to the Company's financial statements. A statement signed by Semple & Cooper LLP is filed herewith as Exhibit A. While the Company intends to file its Form 10-QSB on August 21, 2004, there can be no assurances that such Form 10-QSB will be filed by such date.
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PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Jeffrey Perry, Esq.                (480)                   346-2014
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          (Name)                     (Area Code)           (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), been filed. If answer is no,
     identify report(s). [X] YES     [_] NO

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?
     [X] YES     [_] NO

If so, attach an explanation of the anticipated change, both narratively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See Annex A attached hereto.

                                ImproveNet, Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: August 17, 2004                             By: /s/ Jeffrey I. Rassas
                                                      --------------------------
                                                      Jeffrey I. Rassas,
                                                      Chief Executive Officer
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                                     ANNEX A

For the reasons stated in Part III to this Form 12b-25, the Company's Form 10-QSB for the quarter ended June 30, 2004 cannot be filed by the prescribed date of 5:30 p.m. EST on August 16, 2004. The Company's net loss, before other revenue and expenses, for the quarter ended June 30, 2003 was approximately $94,000. The consolidated financial statements for the quarter ended June 30, 2004 have not been completed but it is expected that the net loss, before other revenue and expenses, will be less than that of the corresponding period for the last fiscal year.




                   EXHIBIT A [SEMPLE & COOPER LLP LETTERHEAD]

We are the independent public accountants for ImproveNet, Inc., a Delaware corporation (the "Company"). During the current quarter, the Registrant discontinued their relationship with a third party that handled their call center and began performing the service in house. Due to this change the Registrant is performing additional analysis with regard to the recognition of revenues and sales credits and therefore, the Company's management has been unable to complete its internal financial statements. Therefore, we have been unable to complete our quarterly review of the Company's financial statements as required by Form 10-QSB.


/s/ Semple & Cooper LLP


Phoenix, Arizona
August 17, 2004